EXHIBIT 99.5

VOX ANNOUNCES Q3 2023 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – November 8, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the third quarter ended September 30, 2023.

Kyle Floyd, Chief Executive Officer stated: “Our third quarter reflects record quarterly and year-to-date gross profits, underpinned by strong revenue that is in line with the annual revenue guidance we announced on April 27,2023. Our differentiated, returns-focused strategy continues to generate significant fundamental value for investors. To complement the organic growth of our portfolio, we have strategically acquired 10 royalties in Australia over the past two months. We expect these to unlock medium- to long-term revenue from key gold and copper assets such as Red Hill, Plutonic East and Horseshoe Lights. In addition to these recent asset acquisitions, we were pleased to announce an innovative coal IP licensing transaction aimed at unlocking latent value for Vox shareholders.”

Third Quarter 2023 Highlights

•	Q3 2023 revenue of $3,514,929 and record year-to-date revenue of $9,313,168 (compared to revenue of $3,181,574 and $6,403,347 for the three and nine months ended September 30, 2022, respectively);
•	Record gross profit of $3,109,818 and $7,906,163 for the three and nine months ended September 30, 2023 (compared to $2,463,007 and $5,072,178 for the three and nine months ended September 30, 2022, respectively);
•	Q3 2023 net income of $1,046,532 and year-to-date net income of $316,850 (compared to $83,940 and $276,117 for the three and nine months ended September 30, 2022, respectively);
•	Generated cash flows from operations of $1,359,501 and $2,929,309 for the three and nine months ended September 30, 2023 (compared to $966,106 and $351,452 for the three and nine months ended September 30, 2022, respectively);
•	Strong balance sheet position at quarter end, including:
o	Cash and accounts receivable of $12,474,468;
o	Working capital of $9,749,118; and
o	Total assets of $50,720,916.

Summary of Quarterly Results

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Income Statement
Revenue	3,514,929	3,181,574	9,313,168	6,403,347
Gross profit	3,109,818	2,463,007	7,906,163	5,072,178
Operating expenses	(1,210,962)	(1,683,196)	(5,582,067)	(4,611,882)
Income from operations	1,898,856	779,811	2,324,096	460,296
Other income(1)	175,627	152,822	317,814	1,249,880
Current tax expense	(466,004)	(33,840)	(619,030)	(287,703)
Deferred tax expense	(561,947)	(814,853)	(1,706,030)	(1,146,356)
Net income and comprehensive income	1,046,532	83,940	316,850	276,117
Income per share – basic and diluted	0.02	0.00	0.01	0.01

Statement of Cash Flows
Cash flows from operating activities	1,359,501	966,106	2,929,309	351,452

Dividends declared per share	0.011	0.01	0.033	0.01

(1)	Other income comprises fair value change of warrants, foreign exchange differences, interest income, and loss on investments.

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For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and nine months ended September 30, 2023, available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has approved a quarterly cash dividend of $0.011 per common share to be paid on January 12, 2024, to shareholders of record as of the close of business on December 29, 2023.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on December 29, 2023. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

Form S-8 Registration Statement and Reoffer Prospectus

The Company also announces that on November 9, 2023, it will file a registration statement on Form S-8 (the “Form S-8”) and an accompanying reoffer prospectus (the “Reoffer Prospectus”) with the United States Securities and Exchange Commission (“SEC”).

Under U.S. federal securities laws, an issuer must register any offer or sale of its securities, including equity awards issued as employee compensation, under the Securities Act of 1933, as amended (the “1933 Act”), unless an exemption applies. Here, the Company is filing the Form S-8 with the SEC to register (i) Vox common shares underlying options, restricted share units, and performance share units previously granted under the Vox Royalty Corp. 2020 Omnibus Long-Term Incentive Plan (the “2020 Plan”); (ii) Vox common shares underlying options, deferred share units, restricted share units, and performance share units previously granted under the Vox Royalty Corp. 2023 Omnibus Long-Term Incentive Plan (the “2023 Plan”); and (iii) Vox common shares issuable pursuant to the 2023 Plan under the 1933 Act. The Company is also filing the Form S-8 with the SEC to register the reoffer and resale of certain Vox common shares that may be deemed to be “restricted securities” and/or “control securities” within the meaning of the 1933 Act by certain shareholders of the Company who are its current directors and executive officers.

The Reoffer Prospectus does not constitute a commitment by the Selling Shareholders (as defined in the Reoffer Prospectus) to sell all or any of the stated number of owned common shares, and the actual number of common shares offered and sold will be determined from time to time by each Selling Shareholder in his or her sole discretion. At the time of filing this press release, neither of the Selling Shareholders have arranged for the sale of any common shares that are the subject of registration as set out in the Reoffer Prospectus.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in January 2024 and on any future date thereafter, expectations to realize revenue from development stage royalty assets or the IP Licensing Agreement over the medium- or long-term, revenue guidance expectations for fiscal year 2023, and the Company’s expectation that it will file an S-8 registration statement and accompanying reoffer prospectus.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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